January 17, 2024
Vancouver, British Columbia

Wheaton Precious Metals Recognized Among Corporate Knights' 2024 100 Most Sustainable Corporations in the World

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that it has ranked among Corporate Knights' 2024 100 Most Sustainable Corporations in the world. The Company will be included in the Global 100 Index, which represents a benchmark for sustainability excellence.

"It is an incredible honour to be recognized by Corporate Knights in its annual ranking of the world's most sustainable companies," said Randy Smallwood, Wheaton's President and Chief Executive Officer. "This achievement is reflective of our commitment to operating responsibly in all areas of our business and represents the quality of the mining partners that we work with to deliver the commodities our society needs. We remain dedicated to further enhancing our sustainability efforts, setting ambitious targets, and collaborating with our mining partners."

Corporate Knights' 2024 ranking of the world's 100 most sustainable corporations is based on a rigorous assessment of over 6,500 public companies with revenue over US$1 billion. A significant component of determining the Global 100 score considers the impact of Wheaton's streaming business on the clean economy, as well as the responsible business practices of Wheaton's mining partners. The Company also scored highly in categories related to governance and human capital.

To learn more about Wheaton's sustainability approach and commitments, please visit the website at: www.wheatonpm.com/Sustainability.

About Wheaton Precious Metals Corp.

Wheaton Precious Metals is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors leverage to commodity prices and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming.

For further information:

Investor Contact
Emma Murray
Vice President, Investor Relations
Tel: 1-844-288-9878
Email: info@wheatonpm.com

Media Contact
Simona Antolak
Vice President, Communications & Corporate Affairs
Tel: 604-639-9870
Email: simona.antolak@wheatonpm.com

Cautionary Note Regarding Forward Looking-Statements

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to sustainability commitments and targets by Wheaton and at mineral stream interests currently owned by Wheaton (the "Mining Operations"). Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements including (without limitation) risks related to the ability to achieve sustainability commitments and targets at both Wheaton and the Mining Operations and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com and Wheaton's Form 40-F for the year ended December 31, 2022 filed March 31, 2023 on file with the U.S. Securities and Exchange Commission on EDGAR and the risks identified under "Risks and Uncertainties" in Wheaton's Management's Discussion and Analysis for the year ended December 31, 2022, available on SEDAR and in Wheaton's Form 6-K filed March 9, 2023. Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation) that sustainability commitments and targets at both Wheaton and the Mining Operations will be achieved, there will be no material adverse change in the market price of commodities, that estimations of future production from the Mining Operations and mineral reserves and resources are accurate, that the mining operations from which Wheaton purchases precious metals will continue to operate, that each party will satisfy their obligations in accordance with the precious metals purchase agreements, and that Wheaton's application of the CRA Settlement is accurate (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence for years subsequent to 2010) and possible domestic audits for taxation years subsequent to 2016 and international audits.